                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                              UNIVAR CORPORATION
                               (Name of Issuer)


                  COMMON STOCK, par value $.33 1/3 per share
                        (Title of Class of Securities)



                                 913353 10 8
                                (CUSIP Number)


                               John G. Scriven
                        Vice President and General Counsel
                           The Dow Chemical Company
                               2030 Dow Center
                           Midland, Michigan  48674
                                (517) 636-5914


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 13, 1994
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

                             CUSIP NO. 913353 10 8


   1)  Name of Reporting Person                         The Dow Chemical Company
       and its IRS Identification                       IRS Identification No. 38-1285128
       Number

   2)  Check the Appropriate Box                        (a)  [   ]
       if a Member of a Group                           (b)  [   ]

   3)  SEC Use Only

   4)  Source of Funds                                  WC

   5)  Check Box if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                            [   ]

   6)  Citizenship or Place of Organization             Delaware

Number of          7)  Sole Voting Power                4,409,370; 19.9%(1)
Shares
Beneficially       8)  Shared Voting Power              0
Owned by
Each               9)  Sole Dispositive Power           4,409,370; 19.9%(1)
Reporting
Person With       10)  Shared Dispositive Power         0

  11)  Aggregate Amount Beneficially Owned              4,409,370; 19.9%(1)
       by Each Reporting Person

  12)  Check Box if the Aggregate Amount
       in Row (11) Excludes Certain Shares              [   ]

  13)  Percent of Class Represented by
       Amount in Row (11)                               19.9%(1)

  14)  Type of Reporting Person                         CO




        (1) Dow owns 3,900,000 shares, constituting 18.0%, of the Issuer's Common Stock, and Dow has granted the Issuer a put, and the Issuer has granted Dow a call, for up to 101,874 shares of nonvoting Series A Junior Participating Convertible Preferred Stock of the Issuer which is convertible by Dow into 509,370 shares of Common Stock of the Issuer.

This Schedule 13D/A relates to the acquisition of 2,000,000 additional shares of Common Stock, $.33 1/3 par value per share (the "Common Stock"), of Univar Corporation, a Delaware corporation (the "Issuer"), and the option to acquire 101,874 shares of Series A Junior Participating Convertible Preferred Stock of the Issuer, convertible into Common Stock, by The Dow Chemical Company, a Delaware corporation ("Dow"). Dow previously acquired 1,900,000 shares of Common Stock of the Issuer on June 24, 1991, as further discussed in Item 3 below.

Item 1. Security and Issuer

        The title of the class of equity securities to which this statement relates is Common Stock, $.33 1/3 par value per share, of the Issuer.

        The Issuer and the address of its principal executive offices are:

        Univar Corporation
        6100 Carillon Point
        Kirkland, Washington  98033

Item 2. Identity and Background

        (a)-(c)
        and (f) Dow is a corporation organized and existing under the laws of the State of Delaware. The principal business address of Dow is 2030 Dow Center, Midland, Michigan 48674. Dow is engaged in the manufacture and sale of chemicals, plastic materials, pharmaceuticals, agricultural and consumer products, and other specialized products.

                 Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of Dow. Each such person is a United States citizen with the exception of Andrew J. Butler, who is a citizen of the United Kingdom.


                                              Present Principal Occupation
Name and Business Address                             or Employment

Jacqueline K. Barton                          Director of Dow
California Institute of Technology            Professor of Chemistry
Division of Chemistry and Chemical            California Institute of Technology
Engineers
MAIL CODE 127-72
Pasadena, CA  91125

Andrew J. Butler                Director and Senior Vice President of Dow
Dow Europe S.A.
Bachtobelstrasse 3
CH 8810 Horgen, Switzerland

David T. Buzzelli               Director and Vice President of Dow
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Fred P. Corson                  Director and Vice President of Dow
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Willie D. Davis                 Director of Dow
President and CEO               President and Chief Executive Officer
All Pro Broadcasting, Inc.        of All Pro Broadcasting, Inc.
161 North LaBrea Avenue           (Los Angeles broadcasting company)
Inglewood, CA 90301

Michael L. Dow                  Director of Dow
Michael L. Dow, Associates      Chairman and Chief Executive Officer
General Aviation Building         of General Aviation, Inc.
Capital City Airport
Lansing, MI 48906

Joseph L. Downey                Director and Senior Vice President of Dow
The Dow Chemical Company        Chairman, DowBrands, Inc.
2030 Dow Center                 Chairman, DowElanco
Midland, MI 48674

Enrique C. Falla                Director and Executive Vice
The Dow Chemical Company          President and Chief Financial
2030 Dow Center                   Officer of Dow
Midland, MI 48674

Barbara H. Franklin             Director of Dow
Franklin Associates             President and Chief Executive Officer
2600 Virginia Ave., N.W.          of Franklin Associates (management
Suite 506                         consulting firm)
Washington, DC 20037

Fred W. Lyons, Jr.              Director of Dow
Marion Merrell Dow Inc.         Chairman and Chief Executive Officer
9300 Ward Parkway                 of Marion Merrell Dow Inc.
Kansas City, MO  64114            (pharmaceutical manufacturing)

William J. Neeley                     Director and Senior Consultant
The Dow Chemical Company                of Dow
2030 Dow Center
Midland, MI  48674

Frank P. Popoff                       Director, Chairman of the Board and Chief
The Dow Chemical Company                Executive Officer of Dow
2030 Dow Center
Midland, MI  48674

Harold T. Shapiro                     Director of Dow
President                             President of Princeton University
Princeton University
1 Nassau Hall
Princeton, NJ  08544

Enrique J. Sosa                       Director and Senior Vice President
The Dow Chemical Company                of Dow
2030 Dow Center
Midland, MI  48674

William S. Stavropoulos               Director and Chief Operating Officer
The Dow Chemical Company                of Dow
2030 Dow Center
Midland, MI  48674

Paul G. Stern                         Director of Dow
2010 Corporate Ridge                  Special Partner of Forstmann Little & Co.
Suite 700
McLean, VA  22102-7838

Joseph G. Temple, Jr.                 Director of Dow
Marion Merrell Dow Inc.               Vice Chairman of the Board of
9300 Ward Parkway                       Marion Merrell Dow Inc. (pharmaceutical
Kansas City, MO  64114                  manufacturing)

         (d)-(e) During the last five years, neither Dow, nor any of the persons listed above has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On June 24, 1991, Dow purchased 1,900,000 shares of the Common Stock at $15.84 per share for a total purchase price of $30,096,000. In addition, Dow granted the Issuer an option to put up to 2,900,000 additional shares of Common Stock to Dow (the "Put Option"). No put could cause Dow's ownership of the Issuer's Common Stock to exceed 21%.

         On May 13, 1994, Dow and the Issuer agreed to amend the Put Option. Dow purchased 2,000,000 additional shares of the Common Stock at $18.74 per share, for a total purchase price of $37,480,000. Dow also granted the Issuer an option to put, and the Issuer granted Dow an option to call, for a period of three years up to 101,874 shares of nonvoting Series A Junior Participating Convertible Preferred Stock of the Issuer (the "Preferred Stock") at $93.70 per share. Each share of Preferred Stock is convertible, at Dow's option, at any time into 5 shares of Common Stock of the Issuer.

         The source of funds for the acquisition of the Common Stock was working capital.

Item 4. Purpose of Transaction

        Dow is one of the Issuer's largest suppliers of chemicals. Accordingly, Dow acquired the Issuer's stock for investment purposes and to maintain a relationship of mutual cooperation between Dow and the Issuer.

        (a) Subject to certain conditions, between May 13, 1994 and May 13, 1997, the Issuer may put to Dow, and Dow may call from the Issuer, the Preferred Stock. See the Purchase Agreement (as defined in Item 6) and incorporated herein by this reference.

        (b)-(c) Not applicable.

        (d) Dow has nominated one representative for election to the Issuer's Board of Directors and appropriate committees thereof. Dow may nominate other representatives to the Issuer's Board of Directors in proportion to Dow's stock holdings.

        (e)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer

        (a)-(b) Dow owns 3,900,000 shares of Common Stock of the Issuer, and has the option to acquire 101,874 shares of Preferred Stock of the Issuer, convertible into 509,370 shares of Common Stock, which constitutes
                19.9% of the  issued and outstanding
                common stock of the Issuer. To the
                best knowledge of Dow, none of the
                directors or executive officers of Dow
                listed in Item 2 beneficially own any
                Common Stock of the Issuer. Dow has sole power to vote and dispose of all shares owned by it.

        (c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Pursuant to the Amended and Restated Agreement of Purchase and Sale of Stock of Univar Corporation, dated as of May 13, 1994 (the "Purchase Agreement"), between the Issuer and Dow, a copy of which Purchase Agreement is filed as an exhibit hereto and incorporated herein by reference, the Issuer has granted Dow an option to call, and Dow has granted the Issuer an option to put, for a period of three years up to 101,874 additional shares of the Issuer's Preferred Stock.


        The Amended and Restated Standstill Agreement, dated as of May
        13, 1994 (the "Standstill Agreement"), between the Issuer and Dow, a copy of which Standstill Agreement is filed as an exhibit hereto and incorporated herein by reference, regulates the further acquisition and disposition of the Issuer's common stock by Dow.

        With the exception of the agreements discussed above, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Issuer, Dow, and any of the persons listed in Item 2 above or between any such persons and any person with respect to any securities of the Issuer, including without limitation the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Stock or Preferred Stock is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                                                                Sequential
Item 7. Material to be Filed as Exhibits                        Page Number

      (1)  Amended and Restated Agreement of Purchase and
           Sale of Stock of Univar Corporation, dated as of
           May 13, 1994, between the Issuer and Dow; and            ___


      (2)  Amended and Restated Standstill Agreement, dated
           as of May 13, 1994, between the Issuer and Dow;
           and                                                      ___

      (3) Agreement of Right of First Refusal, dated as of June 24, 1991, between the Issuer and Dow, incorporated by reference from the original filed 13D, dated as of June 24, 1991, as permitted pursuant to Rules 101(a)(2)(ii) and 102(a).

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 1994

                                                THE DOW CHEMICAL COMPANY


                                                By: /s/ Enrique J. Sosa
                                                Name: Enrique J. Sosa
                                                Title: Senior Vice President